Kemper Corporation One East Wacker Drive Chicago, IL 60601 kemper.com

December 6, 2011

Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Dear Mr. Rosenberg:

This letter responds to your November 22, 2011 letter to Donald G. Southwell, Chairman, President and Chief Executive Officer of Kemper Corporation. We are in the process of completing our analysis of your comments and preparing our response.
Due to the Thanksgiving holiday and conflicting schedules of several key people involved in the review process, we are requesting additional time to respond to your letter. We would appreciate an extension of the reply deadline to December 19.

Sincerely,

/s/ Dennis R. Vigneau__________
Dennis R. Vigneau
Senior Vice President and Chief Financial Officer

cc: Donald G. Southwell, Kemper Corporation Chairman, President and Chief Executive Officer